Exhibit 99.B(d)(10)

The Lincoln National Life Insurance Company

Overloan Protection Endorsement

(Enhanced Overloan Protection Endorsement)

This Endorsement (also referred to as a “Rider”) is a part of the Policy to which it is attached. Except as provided below, this Endorsement is subject to all the terms and conditions of the Policy. This Endorsement becomes effective as of the Policy Date and cannot be added after issue. There is no cost for this Endorsement.

Summary of Endorsement Benefit

This Endorsement provides a benefit (the Overloan Protection Feature) that, if activated, both protects the Policy from Lapse and provides an Overloan Death Benefit.

If all conditions of the “Conditions” provision below are met, the Overloan Protection Feature will be automatically activated.

Endorsement Benefit Provisions

Overloan Protection Feature When the Overloan Protection Feature is activated, the Policy will not enter the grace period or Lapse due to insufficient value, the Policy will automatically become paid-up life insurance, and we will pay a death benefit as described in the “Overloan Death Benefit” provision below. If all of the conditions of the “Conditions” provision below are met, the Overloan Protection Feature will be automatically activated and we will notify you of the changes to your Policy.

Overloan Death Benefit After the Overloan Protection Feature is activated, we will pay Death Benefit Proceeds equal to the greater of:

a.	an amount equal to the Accumulation Value or Policy Value, as applicable, on the date of the Second Death multiplied by the applicable percentage shown in the Corridor Percentages Table in the Policy Specifications, plus any Riders or benefits that are payable, less any Debt; or
b.	the Residual Specified Amount Percentage shown in the Policy Specifications multiplied by the current Specified Amount.

Conditions If all of the following conditions are met, the Overloan Protection Feature will be automatically activated:

1.	The Policy is In Force;
2.	The younger Insured has reached the Minimum Attained Age shown in the Policy Specifications;
3.	The Policy has been In Force for at least the Minimum Policy Years In Force shown in the Policy Specifications;
4.	Death Benefit Option 1 ( or “I”) must be in effect;
5.	Debt must be greater than the Specified Amount;
6.	Debt must be equal to or greater than 100 percent of the Accumulation Value or Policy Value, as applicable;
7.	The Accumulation Value or Policy Value, as applicable, must be greater than the Specified Amount;
8.	The Death Benefit Qualification Test is the Guideline Premium Test;
9.	The Policy must not be a Modified Endowment Contract;
10.	Both the guideline single premium and guideline level premium as defined in Internal Revenue Code Section 7702 must be greater than zero. These amounts are available upon request. This condition does not apply if the younger Insured has attained or would have attained at least age 100 or older, whether living or deceased.

Be aware that any attempt you make to change your Policy to meet these Conditions will affect the guideline single premium and guideline level premium under your Policy. Consequently, it is possible that such changes may prevent you from meeting condition 10 above.

ICC24END-7120JS	Page 1 of 2

Impact of Overloan Protection Feature Activation on Policy After the Overloan Protection Feature is activated, the following changes will be made to your Policy:

1.	We will no longer allow premium payments, partial surrenders (withdrawals), or changes to Specified Amount or Death Benefit Option;
2.	All Riders, except the Supplemental Term Insurance Rider, if any, will be terminated. If the Lincoln Enhanced Allocation Rider was attached to the Policy and terminates with any open Enhanced Allocation Option(s), any Enhanced Allocation Rider Benefit Amount(s) will be applied to the Loan Account;
3.	Any Participating Loan or Indexed Loan will be converted to a Fixed Loan;
4.	No further loans or loan repayments will be permitted;
5.	Any Separate Account Value, Indexed Account Value, Holding Account Value, Fixed Account Value, and Dollar Cost Averaging Account Value will be transferred to the Loan Account (which may also be referred to as the “Collateral Account”) as of the date the Overloan Protection Feature is activated. For a Policy with variable sub- accounts, no transfer charge will be assessed for such transfer, nor will it count against, or be subject to, any transfer limitations that may otherwise be in effect. No further transfers will be allowed and Automatic Rebalancing and Dollar Cost Averaging will end. For a Policy with an Indexed Account, if the transfer date does not coincide with a Segment Maturity Date, no interest will be credited to the Segment on the date of transfer;
6.	All interest credited to the Loan Account/Collateral Account will not be transferred and will remain in the Loan Account/Collateral Account;
7.	Any Persistency Bonus will no longer be credited;
8.	Monthly Deductions will continue and will be taken from the Loan Account Value/Collateral Account Value. This may cause the Loan Account Value/Collateral Account Value to be less than the amount of the outstanding loans on the Policy;
9.	This Endorsement will provide a death benefit as described in the “Overloan Death Benefit” provision above.

Once the Overloan Protection Feature is activated, we will send you Notice of the changes listed above.

General Provisions

Nonforfeiture Values This Endorsement does not provide any cash value or loan value.

Reinstatement If the Policy is reinstated prior to activation of the Overloan Protection Feature, this Endorsement will also be reinstated.

Termination This Endorsement and all rights provided under it will terminate upon termination of the Policy.

Effect of Additional Benefits on Endorsement Provisions Your Policy may include additional benefits that were added by Rider, Endorsement, or Amendment. The exercise of certain other Rider benefits may result in the termination of this Endorsement. Please read your Policy carefully.

President

ICC24END-7120JS	Page 2 of 2